FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors
: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, J G Hopwood,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
            goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.co.za

MEDIA RELEASE

GOLD FIELDS LIMITED ANNUAL REPORT FOR
FINANCIAL YEAR TO 30 JUNE 2009
Johannesburg, 29 September 2009 - Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today issued and mailed its
Annual Report for the financial year ended 30 June 2009 to
shareholders and other interested parties.

The report incorporates aspects of the Group’s business, including reviews of the South African, West African, Australasian, South
American operations, the Group’s exploration and development projects, as well as the detailed financial information.

Gold Fields’ vision is “To be the Global Leader is Sustainable Gold
Mining”, and sustainable development has therefore been integrated as a key performance indicator, incorporating business, social and environmental issues.

The Annual Report for F2009, including a statement on Mineral
Reserves and Resources, is available in electronic format on the
Gold Fields website at    www.goldfields.co.za.
ends
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable
Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold
Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the
Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss
Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za.

*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2009

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:       Senior Vice President: Investor
                Relations and Corporate Affairs